

March 18, 2015

Via E-Mail
Ali Kharazmi
Chief Executive Officer
NuGene International, Inc.
720 Paularino Avenue
Costa Mesa, California 92626

> **Re:** **NuGene International, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed March 4, 2015**
> **File No. 333-192997**

Dear Mr. Kharazmi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Executive Compensation, page 55

Summary Compensation Table, page 55

1. We note your response to comment 20 in our letter dated February 2, 2015. Please revise the summary compensation table to include the compensation information required by Item 402(n) of Regulation S-K for the named executive officers of Nugene Inc. for the fiscal year ended 2013 and NuGene International, Inc. for the fiscal year ended 2014. The compensation of Ms. Kurland is not required since she is not a part of the surviving entity. Please refer to Item 5.01(a)(8) and footnotes 63 and 64 in SEC Release 33-8587.

You may contact Jenn Do, Staff Accountant at (202) 551-3743 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-mail
         Aaron Grunfeld, Esq.